EXHIBIT 99.2

Financial Report

Results of Operations

Three-month period ended December 31, 2018 compared to the three-month period ended December 31, 2017

During the three-month periods ended December 31, 2018 and 2017, we had an average of 59.8 and 52.6 vessels, respectively, in our fleet. In the three-month period ended December 31, 2018, we acquired the 60% equity interest of York Capital Management in each of the 14,000 TEU container vessels Triton, Titan, Talos, Taurus and Theseus and as a result we obtained 100% of the equity interest in each of these five vessels. In the three-month period ended December 31, 2018, we sold the 3,842 TEU container vessel MSC Koroni. In the three-month period ended December 31, 2017, we took delivery of the 2005-built, 2,556 TEU secondhand containership CMA CGM L’Etoile.  In the three-month periods ended December 31, 2018 and 2017, our fleet ownership days totaled 5,505 and 4,843 days, respectively. Ownership days are one of the primary drivers of voyage revenue and vessels' operating expenses and represent the aggregate number of days in a period during which each vessel in our fleet is owned.

(Expressed in millions of U.S. dollars, except percentages)	Three-month period ended December 31,		Change	Percentage Change
	2017	2018

Voyage revenue	$100.6	$106.2	$5.6	5.6%
Voyage expenses	(0.6)	(1.0)	0.4	66.7%
Voyage expenses – related parties	(0.8)	(0.9)	0.1	12.5%
Vessels’ operating expenses	(26.9)	(30.3)	3.4	12.6%
General and administrative expenses	(1.3)	(1.3)	-	-
Management fees – related parties	(4.3)	(5.0)	0.7	16.3%
General and administrative expenses - non-cash component	(0.9)	(0.7)	(0.2)	(22.2%)
Amortization of dry-docking and special survey costs	(1.8)	(2.1)	0.3	16.7%
Depreciation	(23.8)	(26.5)	2.7	11.3%
Vessels’ impairment loss	(18.0)	-	(18.0)	n.m.
Amortization of prepaid lease rentals, net	(2.1)	(2.1)	-	-
Loss on sale / disposal of vessels	-	(0.3)	0.3	n.m.
Loss on vessel held for sale	(2.4)	(0.1)	(2.3)	(95.8%)
Interest income	0.8	0.8	-	-
Interest and finance costs	(16.5)	(19.7)	3.2	19.4%
Equity gain on investments	0.9	2.9	2.0	222.2%
Other	-	0.1	0.1	n.m.
Loss on derivative instruments	(0.2)	(0.3)	0.1	50.0%
Net Income	$2.7	$19.7

(Expressed in millions of U.S. dollars, except percentages)	Three-month period ended December 31,		Change	Percentage Change
	2017	2018

Voyage revenue	$100.6	$106.2	$5.6	5.6%
Accrued charter revenue	(2.8)	(2.3)	(0.5)	(17.9%)
Voyage revenue adjusted on a cash basis	$97.8	$103.9	$6.1	6.2%

Vessels’ operational data	Three-month period ended December 31,			Percentage Change
	2017	2018	Change

Average number of vessels	52.6	59.8	7.2	13.7%
Ownership days	4,843	5,505	662	13.7%
Number of vessels under dry-docking	3	2	(1)

Voyage Revenue

Voyage revenue increased by 5.6%, or $ 5.6 million, to $106.2 million during the three-month period ended December 31, 2018, from $100.6 million during the three-month period ended December 31, 2017. The increase is mainly attributable to revenue earned by (i) five vessels acquired during the fourth quarter of 2018 and (ii) seven secondhand vessels acquired during the fourth quarter of 2017 and the nine-month period ended September 30, 2018; partly off-set by decreased charter rates and increased off-hire days for certain of our vessels and revenue not earned by two vessels sold for demolition in the second and fourth quarter of 2018.

Voyage revenue adjusted on a cash basis (which eliminates non-cash “Accrued charter revenue”), increased by 6.2%, or $6.1 million, to $103.9 million during the three-month period ended December 31, 2018, from $97.8 million during the three-month period ended December 31, 2017. Accrued charter revenue for the three-month periods ended December 31, 2018 and 2017, amounted to $2.3 million and $2.8 million, respectively.

Voyage Expenses

Voyage expenses were $1.0 million and $0.6 million for the three-month periods ended December 31, 2018 and 2017, respectively. Voyage expenses mainly include (i) off-hire expenses of our vessels, primarily related to fuel consumption and (ii) third party commissions.

Voyage Expenses – related parties

Voyage expenses – related parties were $0.9 million and $0.8 million for the three-month periods ended December 31, 2018 and 2017, respectively. Voyage expenses – related parties represent (i) fees of 0.75% in the aggregate on voyage revenues charged by Costamare Shipping Company S.A. (“Costamare Shipping”) and by Costamare Shipping Services Ltd. (“Costamare Services”) pursuant to the Framework Agreement between Costamare Shipping and us dated November 2, 2015 (the “Framework Agreement”), the Services Agreement between Costamare Services and our vessel-owning subsidiaries dated November 2, 2015 (the “Services Agreement”) and the individual ship-management agreements pertaining to each vessel and (ii) charter brokerage fees payable to Blue Net Chartering GmbH & Co. KG (“Blue Net”) pursuant to the Agreement Regarding Charter Brokerage dated January 1, 2018 between Costamare Shipping and Blue Net, as amended from time to time.

Vessels’ Operating Expenses

Vessels’ operating expenses, which also include the realized gain / (loss) under derivative contracts entered into in relation to foreign currency exposure, were $ 30.3 million and $26.9 million during the three-month periods ended December 31, 2018 and 2017, respectively.

General and Administrative Expenses

General and administrative expenses were $1.3 million for each of the three-month periods ended December 31, 2018 and 2017 and both include $0.63 million, which is part of the annual fee that Costamare Services receives based on the Services Agreement.

Management Fees – related parties

Management fees paid to our managers pursuant to the Framework Agreement were $ 5.0 million and $4.3 million during the three-month periods ended December 31, 2018 and 2017, respectively.

General and administrative expenses – non-cash component

General and administrative expenses – non-cash component were $0.7 million for the three-month period ended December 31, 2018, representing the value of the shares issued to Costamare Services on December 31, 2018, pursuant to the Services Agreement. For the three-month period ended December 31, 2017, the respective amount was $0.9 million, representing the fair value of the shares issued to Costamare Services on December 29, 2017, pursuant to the Services Agreement.

Amortization of Dry-docking and Special Survey Costs

Amortization of deferred dry-docking and special survey costs was $2.1 million and $1.8 million during the three-month periods ended December 31, 2018 and 2017, respectively. During the three-month period ended December 31, 2018, two vessels underwent and completed their special survey. During the three-month period ended December 31, 2017, three vessels underwent and completed their special survey.

Depreciation

Depreciation expense increased by 11.3%, or $2.7 million, to $26.5 million during the three-month period ended December 31, 2018, from $23.8 million during the three-month period ended December 31, 2017. The increase was mainly attributable to the increased average number of vessels during the three-month period ended December 31, 2018 compared to the three-month period ended December 31, 2017.

Vessels’ impairment loss

During the three-month period ended December 31, 2018, no impairment loss was recorded. During the three-month period ended December 31, 2017, we recorded an impairment loss in relation to seven of our vessels in the amount of $18.0 million, in the aggregate.

Amortization of Prepaid Lease Rentals, net

Amortization of prepaid lease rentals, net was $2.1 million for each of the three-month periods ended December 31, 2018 and 2017.

Loss on sale / disposal of vessels

During the three-month period ended December 31, 2018, we sold the 3,842 TEU container vessel MSC Koroni and we recorded a loss of $0.3 million. During the three-month period ended December 31, 2017, no vessel was sold.

Loss on vessel held for sale

During the three-month period ended December 31, 2018, we recorded a loss on vessel held for sale of $0.1 million, representing the expected loss from the sale of one of our vessels during the next twelve-month period.  During the three-month period ended December 31, 2017, we recorded a loss on vessel held for sale of $2.4 million, representing the expected loss from the sale of one of our vessels, which we sold in June 2018.

Interest Income

Interest income was $0.8 million for each of the three-month periods ended December 31, 2018 and 2017.

Interest and Finance Costs

Interest and finance costs were $19.7 million and $16.5 million during the three-month periods ended December 31, 2018 and 2017, respectively. The increase is mainly attributable to the increased average loan balance during the three-month period ended December 31, 2018 compared to the three-month period ended December 31, 2017.

Equity Gain on Investments

During the three-month period ended December 31, 2018, we recorded an equity gain on investments of $2.9 million representing our share of the net gain in jointly owned companies pursuant to the Framework Deed dated May 15, 2013, as amended and restated on May 18, 2015 and as further amended on June 12, 2018 (the “Framework Deed”), between the Company and a wholly-owned subsidiary on the one hand, and York Capital Management Global Advisors LLC and an affiliated fund (collectively, together with the funds it manages or advises, “York”) on the other hand. Since November 12, 2018, we have held the 100% of the equity interest in five previously jointly owned companies with York, and as of that date these five companies are consolidated in our consolidated financial statements. As of December 31, 2018, 13 companies are jointly -owned with York. During the three-month period ended December 31, 2017, we recorded an equity gain on investments of $0.9 million also relating to investments under the Framework Deed.

Loss on Derivative Instruments

The fair value of our 13 interest rate derivative instruments which were outstanding as of December 31, 2018 equates to the amount that would be paid by us or to us should those instruments be terminated. As of December 31, 2018, the fair value of these 13 interest rate derivative instruments in aggregate amounted to a net asset of $7.2 million. The effective portion of the change in the fair value of the interest rate derivative instruments that qualified for hedge accounting is recorded in “Other Comprehensive Income” (“OCI”) while the ineffective portion is recorded in the consolidated statements of income. The change in the fair value of the interest rate derivative instruments that did not qualify for hedge accounting is recorded in the consolidated statement of income. For the three-month period ended December 31, 2018, a net loss of $2.7 million has been included in OCI and a net loss of $0.3 million has been included in Loss on derivative instruments in the consolidated statement of income, resulting from the fair market value change of the interest rate derivative instruments during the three-month period ended December 31, 2018.

Cash Flows

Three-month periods ended December 31, 2018 and 2017

Condensed cash flows	Three-month period ended December 31,
(Expressed in millions of U.S. dollars)	2017	2018
Net Cash Provided by Operating Activities	$46.5	$35.0
Net Cash Provided by / (Used in) Investing Activities	$(9.9)	$0.9
Net Cash Used in Financing Activities	$(51.4)	$(24.2)

Net Cash Provided by Operating Activities

Net cash flows provided by operating activities for the three-month period ended December 31, 2018, decreased by $11.5 million to $35.0 million, from $46.5 million for the three-month period ended December 31, 2017. The decrease is mainly attributable to the unfavorable change in working capital position, excluding the current portion of long-term debt and the accrued charter revenue (representing the difference between cash received in that period and revenue recognized on a straight-line basis) of $6.6 million, the increased special survey costs of $1.1 million and increased payments for interest (including swap net receipts) during the period of $2.6 million during the three-month period ended December 31, 2018 compared to the three-month period ended December 31, 2017; partly off-set by the increased cash from operations of $6.0 million.

Net Cash Provided by / (Used in) Investing Activities

Net cash provided by investing activities was $0.9 million in the three-month period ended December 31, 2018, which mainly consisted of proceeds we received from the sale of one vessel, net payments for the acquisition of the 60% equity interest in five companies previously jointly owned with York pursuant to the Framework Deed and payments for capitalized expenses for certain of our vessels.

Net cash used in investing activities was $9.9 million in the three-month period ended December 31, 2017, which consisted of payment for the acquisition of one secondhand vessel and payments for working capital injected into certain entities pursuant to the Framework Deed (net of dividend distributions we received).

Net Cash Used in Financing Activities

Net cash used in financing activities was $24.2 million in the three-month period ended December 31, 2018, which mainly consisted of (a) $9.0 million net payments relating to our debt financing agreements, (b) $6.6 million we paid for dividends to holders of our common stock for the third quarter of 2018 and (c) $1.0 million we paid for dividends to holders of our Series B Preferred Stock, $2.1 million we paid for dividends to holders of our Series C Preferred Stock, $2.2 million we paid for dividends to holders of our Series D Preferred Stock and $2.6 million we paid for dividends to holders of our Series E Preferred Stock for the period from July 15, 2018 to October 14, 2018.

Net cash used in financing activities was $51.4 million in the three-month period ended December 31, 2017, which mainly consisted of (a) $41.4 million net payments relating to our debt financing agreements, (b) $4.6 million we paid for dividends to holders of our common stock for the third quarter of 2017 and (c) $1.0 million we paid for dividends to holders of our 7.625% Series B Cumulative Redeemable Perpetual Preferred Stock ("Series B Preferred Stock"), $2.1 million we paid for dividends to holders of our 8.500% Series C Cumulative Redeemable Perpetual Preferred Stock ("Series C Preferred Stock") and $2.2 million we paid for dividends to holders of our 8.75% Series D Cumulative Redeemable Perpetual Preferred Stock (“Series D Preferred Stock"), for the period from July 15, 2017 to October 14, 2017.

Year ended December 31, 2018 compared to the year ended December 31, 2017

During the years ended December 31, 2018 and 2017, we had an average of 55.8 and 52.7 vessels, respectively, in our fleet. In the year ended December 31, 2018, (i) we acquired the 60% equity interest of York Capital Management in each of the 14,000 TEU container vessels Triton, Titan, Talos, Taurus and Theseus and, as a result, we obtained 100% of the equity interest in each of these five vessels, (ii) we accepted delivery of the secondhand containerships Michigan, Trader, Megalopolis, Marathopolis, Maersk Kleven and Maersk Kotka with an aggregate capacity of 28,602 TEU and (iii) we sold the container vessels Itea and MSC Koroni with an aggregate capacity of 7,684 TEU. In the year ended December 31, 2017, we accepted delivery of the secondhand containerships Leonidio, Kyparissia, Maersk Kowloon and CMA CGM L’Etoile with an aggregate capacity of 19,941 TEU and we sold the container vessels Romanos, Marina, Mandraki and Mykonos with an aggregate capacity of 18,057 TEU.  In the years ended December 31, 2018 and 2017, our fleet ownership days totaled 20,359 and 19,221 days, respectively. Ownership days are one of the primary drivers of voyage revenue and vessels' operating expenses and represent the aggregate number of days in a period during which each vessel in our fleet is owned.

(Expressed in millions of U.S. dollars, except percentages)	Year ended December 31,		Change	Percentage Change
	2017	2018

Voyage revenue	$412.4	$380.4	$(32.0)	(7.8%)
Voyage expenses	(2.6)	(5.8)	3.2	123.1%
Voyage expenses – related parties	(3.1)	(3.2)	0.1	3.2%
Vessels’ operating expenses	(103.8)	(110.6)	6.8	6.6%
General and administrative expenses	(5.7)	(5.4)	(0.3)	(5.3%)
Management fees – related parties	(18.7)	(19.5)	0.8	4.3%
General and administrative expenses - non-cash component	(3.9)	(3.8)	(0.1)	(2.6%)
Amortization of dry-docking and special survey costs	(7.6)	(7.3)	(0.3)	(3.9%)
Depreciation	(96.4)	(96.3)	(0.1)	(0.1%)
Amortization of prepaid lease rentals, net	(8.4)	(8.2)	(0.2)	(2.4%)
Loss on sale / disposal of vessels	(4.9)	(3.1)	(1.8)	(36.7%)
Vessels’ impairment loss	(18.0)	-	(18.0)	n.m.
Loss on vessel held for sale	(2.4)	(0.1)	(2.3)	(95.8%)
Foreign exchange losses	-	(0.1)	0.1	n.m.
Interest income	2.7	3.5	0.8	29.6%
Interest and finance costs	(69.8)	(64.0)	(5.8)	(8.3%)
Swaps’ breakage costs	-	(1.2)	1.2	n.m.
Equity gain on investments	3.4	12.1	8.7	255.9%
Other	0.6	0.4	(0.2)	(33.3%)
Loss on derivative instruments	(0.9)	(0.6)	(0.3)	(33.3%)
Net Income	$72.9	$67.2

(Expressed in millions of U.S. dollars, except percentages)	Year ended December 31,		Change	Percentage Change
	2017	2018

Voyage revenue	$412.4	$380.4	$(32.0)	(7.8%)
Accrued charter revenue	(11.2)	(7.3)	(3.9)	(34.8%)
Voyage revenue adjusted on a cash basis	$401.2	$373.1	$(28.1)	(7.0%)

Vessels' operational data	Year ended December 31,		Change	Percentage Change
	2017	2018

Average number of vessels	52.7	55.8	3.1	5.9%
Ownership days	19,221	20,359	1,138	5.9%
Number of vessels under dry-docking	7	17	10

Voyage Revenue

Voyage revenue decreased by 7.8%, or $32.0 million, to $380.4 million during the year ended December 31, 2018, from $412.4 million during the year ended December 31, 2017. The decrease is mainly attributable to (i) decreased charter rates and increased off-hire days for certain of our vessels, (ii) revenue not earned by six vessels sold for demolition in the first and third quarter of 2017 and the second and fourth quarter of 2018; partly off-set by revenue earned by four secondhand vessels acquired during the second and fourth quarter of 2017 and eleven vessels acquired during the year ended December 31, 2018.

Voyage revenue adjusted on a cash basis (which eliminates non-cash “Accrued charter revenue”), decreased by 7.0%, or $28.1 million, to $373.1 million during the year ended December 31, 2018, from $401.2 million during the year ended December 31, 2017. Accrued charter revenue for the year ended December 31, 2018 and 2017, amounted to $7.3 million and $11.2 million, respectively.

Voyage Expenses

Voyage expenses were $5.8 million and $2.6 million for the years ended December 31, 2018 and 2017, respectively. Voyage expenses mainly include (i) off-hire expenses of our vessels, primarily related to fuel consumption and (ii) third party commissions.

Voyage Expenses – related parties

Voyage expenses – related parties were $3.2 million and $3.1 million for the years ended December 31, 2018 and 2017, respectively. Voyage expenses – related parties represent (i) fees of 0.75% in the aggregate on voyage revenues charged by Costamare Shipping and by Costamare Services pursuant to the Framework Agreement, the Services Agreement and the individual ship-management agreements pertaining to each vessel and (ii) charter brokerage fees payable to Blue Net pursuant to the Agreement Regarding Charter Brokerage dated January 1, 2018 between Costamare Shipping and Blue Net, as amended from time to time.

Vessels’ Operating Expenses

Vessels’ operating expenses, which also include the realized gain / (loss) under derivative contracts entered into in relation to foreign currency exposure, were $110.6 million and $103.8 million during the years ended December 31, 2018 and 2017, respectively.

General and Administrative Expenses

General and administrative expenses were $5.4 million and $5.7 million during the years ended December 31, 2018 and 2017, respectively, and both include $2.5 million, which is part of the annual fee that Costamare Services receives based on the Services Agreement.

Management Fees – related parties

Management fees paid to our managers pursuant to the Framework Agreement were $19.5 million and $18.7 million for the years ended December 31, 2018 and 2017, respectively.

General and administrative expenses – non-cash component

General and administrative expenses – non-cash component for the year ended December 31, 2018 amounted to $3.8 million representing the value of the shares issued to Costamare Services on March 30, June 29, September 28 and December 31, 2018, pursuant to the Services Agreement. For the year ended December 31, 2017, the respective amount was $3.9 million, representing the fair value of the shares issued to Costamare Services on March 30, June 30, September 29 and December 29, 2017, pursuant to the Services Agreement.

Amortization of Dry-docking and Special Survey Costs

Amortization of deferred dry-docking and special survey costs was $7.3 million and $7.6 million during the years ended December 31, 2018 and 2017, respectively. During the year ended December 31, 2018, 17 vessels underwent and completed their special survey. During the year ended December 31, 2017, seven vessels underwent and completed their special survey.

Depreciation

Depreciation expense decreased by 0.1%, or $0.1 million, to $96.3 million during the year ended December 31, 2018, from $96.4 million during the year ended December 31, 2017.

Amortization of Prepaid Lease Rentals, net

Amortization of prepaid lease rentals, net was $8.2 million during the year ended December 31, 2018. Amortization of prepaid lease rentals, net was $8.4 million during the year ended December 31, 2017.

Loss on sale / disposal of vessels

During the year ended December 31, 2018, we recorded a loss of $2.2 million from the sale of the vessel MSC Koroni and $0.9 million from the sale of the vessel Itea which was classified as Asset held for sale as at December 31, 2017. During the year ended December 31, 2017, we recorded an aggregate net loss of $4.3 million from the sale of the vessels Marina, Mandraki and the Mykonos and a loss of $0.6 million from the sale of the vessel Romanos, which was classified as Asset held for sale as at December 31, 2016.

Vessels’ impairment loss

During the year ended December 31, 2018, no impairment loss was recorded. During the year ended December 31, 2017, we recorded an impairment loss in relation to seven of our vessels in the amount of $18.0 million, in the aggregate.

Loss on vessel held for sale

During the year ended December 31, 2018, we recorded a loss on vessel held for sale of $0.1 million, representing the expected loss from the sale of one of our vessels during the next twelve-month period. During the year ended December 31, 2017, we recorded a loss on vessel held for sale of $2.4 million, representing the expected loss from the sale of one of our vessels, which we sold in June 2018.

Interest Income

Interest income amounted to $3.5 million and $2.7 million for the years ended December 31, 2018 and 2017, respectively.

Interest and Finance Costs

Interest and finance costs were $64.0 million and $69.8 million during the years ended December 31, 2018 and 2017, respectively. The decrease is mainly attributable to the net interest charged on our interest rate swap agreements that qualify for hedge accounting; partly offset by increased interest expense charged due to the increased loan balance during the year ended December 31, 2018 compared to the year ended December 31, 2017.

Swaps Breakage Costs

During the year ended December 31, 2018, we terminated three interest rate derivative instruments that qualify for hedge accounting and we paid the counterparties breakage costs of $1.2 million.

Equity Gain on Investments

During the year ended December 31, 2018, we recorded an equity gain on investments of $12.1 million representing our share of the net gain in jointly owned companies pursuant to the Framework Deed. Since November 12, 2018, we hold the 100% equity interest in five previously jointly owned companies with York and as of that date, these five companies are consolidated in our consolidated financial statements. As of December 31, 2018, 13 companies are jointly -owned with York.

During the year ended December 31, 2017, we recorded an equity gain on investments of $3.4 million also relating to investments under the Framework Deed.

Loss on Derivative Instruments

The fair value of our 13 interest rate derivative instruments which were outstanding as of December 31, 2018 equates to the amount that would be paid by us or to us should those instruments be terminated. As of December 31, 2018, the fair value of these 13 interest rate derivative instruments in aggregate amounted to a net asset of $7.2 million. The effective portion of the change in the fair value of the interest rate derivative instruments that qualified for hedge accounting is recorded in “Other Comprehensive Income” (“OCI”) while the ineffective portion is recorded in the consolidated statements of income. The change in the fair value of the interest rate derivative instruments that did not qualify for hedge accounting is recorded in the consolidated statement of income. For the year ended December 31, 2018, a net gain of $5.5 million has been included in OCI and a net loss of $0.4 million has been included in Loss on derivative instruments in the consolidated statement of income, resulting from the fair market value change of the interest rate derivative instruments during the year ended December 31, 2018.

Cash Flows
Years ended December 31, 2018 and 2017

Condensed cash flows	Years ended December 31,
(Expressed in millions of U.S. dollars)	2017	2018
Net Cash Provided by Operating Activities	$191.8	$140.8
Net Cash Used in Investing Activities	$(43.4)	$(112.6)
Net Cash Used in Financing Activities	$(140.0)	$(80.5)

Net Cash Provided by Operating Activities

Net cash flows provided by operating activities for the year ended December 31, 2018, decreased by $51.0 million to $140.8 million, from $191.8 million for the year ended December 31, 2017. The decrease is mainly attributable to the decreased cash from operations of $28.1 million, the increased special survey costs of $13.0 million and the unfavorable change in working capital position, excluding the current portion of long-term debt and the accrued charter revenue (representing the difference between cash received in that period and revenue recognized on a straight-line basis) of $11.7 million during the year ended December 31, 2018 compared to the year ended December 31, 2017; partly off-set by  decreased payments for interest (including swap net payments) during the year of $9.9 million.

Net Cash Used in Investing Activities

Net cash used in investing activities was $112.6 million in the year ended December 31, 2018, which mainly consisted of net payments relating to the acquisition of six secondhand vessels and five newbuild vessels, net payments for the acquisition of the 60% equity interest in five companies previously jointly owned with York pursuant to the Framework Deed, payments for capital injection into certain entities pursuant to the Framework Deed (net of dividend distributions we received) and proceeds we received from the sale of two vessels.

Net cash used in investing activities was $43.4 million in the year ended December 31, 2017, which consisted of payments for the acquisition of four secondhand vessels and payments for working capital injected into certain entities pursuant to the Framework Deed (net of dividend distributions we received); partly off-set by proceeds we received from the sale of four vessels.

Net Cash Used in Financing Activities

Net cash used in financing activities was $80.5 million in the year ended December 31, 2018, which mainly consisted of (a) $139.2 million net payments relating to our debt financing agreements, (b) $111.2 million net proceeds we received from our January 2018 public offering, of 4.6 million shares of our Series E Preferred Stock, net of underwriting discounts and expenses incurred in the offering, (c) $20.9 million we paid for dividends to holders of our common stock for the fourth quarter of 2017, the first quarter of 2018, the second quarter of 2018 and the third quarter of 2018 and (d) $3.8 million we paid for dividends to holders of our Series B Preferred Stock, $8.5 million we paid for dividends to holders of our Series C Preferred Stock, $8.8 million we paid for dividends to holders of our Series D Preferred Stock, for the periods from October 15, 2017 to January 14, 2018, January 15, 2018 to April 14, 2018, April 15, 2018 to July 14, 2018 and July 15, 2018 to October 14, 2018 and $7.2 million we paid for dividends to holders of our Series E Preferred Stock, for the period from January 30, 2018 to April 14, 2018, April 15, 2018 to July 14, 2018 and July 15, 2018 to October 14, 2018.

Net cash used in financing activities was $140.0 million in the year ended December 31, 2017, which mainly consisted of (a) $91.7 million we received from our follow-on offering in May 2017, net of underwriting discounts and expenses incurred in the offering, (b) $192.2 million net payments relating to our debt financing agreements, (c) $16.5 million we paid for dividends to holders of our common stock for the fourth quarter of 2016, the first quarter, the second quarter and the third quarter of 2017 and (d) $3.8 million we paid for dividends to holders of our Series B Preferred Stock, $8.5 million we paid for dividends to holders of our Series C Preferred Stock and $8.8 million we paid for dividends to holders of our Series D Preferred Stock, in each case for each of the periods from October 15, 2016 to January 14, 2017, January 15, 2017 to April 14, 2017, April 15, 2017 to July 14, 2017 and July 15, 2017 to October 14, 2017.

Change in the manner of presentation of certain items

Effective January 1, 2018, we adopted ASU No. 2016-15—Statement of Cash Flows (Topic 230)—Classification of Certain Cash Receipts and Cash Payments and ASU No. 2016-18—Statement of Cash Flows (Topic 230)—Restricted Cash. In order to conform to the current period presentation, we present comparatives in the condensed statement of cash flows as the new ASUs require.

Liquidity and Unencumbered Vessels

Cash and cash equivalents

As of December 31, 2018, we had a total cash liquidity of $166.5 million, consisting of cash, cash equivalents and restricted cash.

Debt-free vessels

As of January 23, 2019, the following vessels were free of debt.

Unencumbered Vessels
 (Refer to fleet list for full details)

Vessel Name	Year Built	TEU Capacity
CMA CGM L’ETOILE	2005	2,556
MICHIGAN	2008	1,300
ENSENADA (*)	2001	5,576
ELAFONISOS (*)	1999	2,526
MONEMVASIA (*)	1998	2,472
ARKADIA (*)	2001	1,550

(*) Vessels acquired pursuant to the Framework Deed with York.

Capital commitments

As of January 23, 2019, we had outstanding equity commitments relating to five contracted newbuilds aggregating approximately $31.4 million payable until the vessels are delivered in 2021.

Conference Call details:

On Thursday, January 24, 2019 at 8:30 a.m. EST, Costamare’s management team will hold a conference call to discuss the financial results. Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1-844-887-9405 (from the US), 0808-238-9064 (from the UK) or +1-412-317-9258 (from outside the US and the UK). Please quote “Costamare”. A replay of the conference call will be available until January 31, 2019. The United States replay number is +1-877-344-7529; the standard international replay number is +1-412-317-0088; and the access code required for the replay is: 10128176.

Live webcast:

There will also be a simultaneous live webcast over the Internet, through the Costamare Inc. website (www.costamare.com) under the “Investors” section. Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

About Costamare Inc.

Costamare Inc. is one of the world’s leading owners and providers of containerships for charter. The Company has 45 years of history in the international shipping industry and a fleet of 78 containerships, with a total capacity of approximately 548,000 TEU, including five newbuild containerships currently under construction. Eleven of our containerships have been acquired pursuant to the Framework Deed with York Capital Management by vessel-owning joint venture entities in which we hold a minority equity interest. The Company’s common stock, Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock and Series E Preferred Stock trade on the New York Stock Exchange under the symbols “CMRE”, “CMRE PR B”, “CMRE PR C”, “CMRE PR D” and “CMRE PR E”, respectively.

Forward-Looking Statements

This earnings release contains “forward-looking statements”. In some cases, you can identify these statements by forward-looking words such as “believe”, “intend”, “anticipate”, “estimate”, “project”, “forecast”, “plan”, “potential”, “may”, “should”, “could” and “expect” and similar expressions. These statements are not historical facts but instead represent only Costamare’s belief regarding future results, many of which, by their nature, are inherently uncertain and outside of Costamare’s control. It is possible that actual results may differ, possibly materially, from those anticipated in these forward-looking statements. For a discussion of some of the risks and important factors that could affect future results, see the discussion in Costamare Inc.’s most recent Annual Report on Form 20-F (File No. 001-34934) under the caption “Risk Factors”.

Company Contacts:

Gregory Zikos - Chief Financial Officer
Konstantinos Tsakalidis - Business Development

Costamare Inc., Monaco
Tel: (+377) 93 25 09 40
Email: ir@costamare.com

Fleet List
The table below provides additional information, as of January 23, 2019, about our fleet of containerships, including our newbuilds on order, the vessels acquired pursuant to the Framework Deed and those vessels subject to sale and leaseback agreements. Each vessel is a cellular containership, meaning it is a dedicated container vessel.

	Vessel Name	Charterer	Year Built	Capacity (TEU)	Current Daily Charter Rate(1) (U.S. dollars)	Expiration of Charter(2)
1	TRITON(ii)	Evergreen	2016	14,424	(*)	March 2026
2	TITAN(ii)	Evergreen	2016	14,424	(*)	April 2026
3	TALOS(ii)	Evergreen	2016	14,424	(*)	July 2026
4	TAURUS(ii)	Evergreen	2016	14,424	(*)	August 2026
5	THESEUS(ii)	Evergreen	2016	14,424	(*)	August 2026
6	CAPE AKRITAS(i)	Evergreen	2016	11,010	28,000	June 2019
7	CAPE TAINARO(i)	OOCL	2017	11,010	28,250	March 2019
8	CAPE KORTIA(i)	Evergreen	2017	11,010	28,000	July 2019
9	CAPE SOUNIO(i)	ZIM	2017	11,010	33,500	March 2020(3)
10	CAPE ARTEMISIO(i)	Hapag Lloyd	2017	11,010	32,500 (net)	March 2020(4)
11	COSCO GUANGZHOU	COSCO	2006	9,469	17,900	March 2019
12	COSCO NINGBO	COSCO	2006	9,469	17,900	March 2019
13	COSCO YANTIAN	COSCO	2006	9,469	17,900	April 2019
14	COSCO BEIJING	COSCO	2006	9,469	17,900	April 2019
15	COSCO HELLAS	COSCO	2006	9,469	17,900	May 2019
16	MSC AZOV(ii)	MSC	2014	9,403	43,000	December 2026(5)
17	MSC AJACCIO(ii)	MSC	2014	9,403	43,000	February 2027(5)
18	MSC AMALFI(ii)	MSC	2014	9,403	43,000	March 2027(5)
19	MSC ATHENS(ii)	MSC	2013	8,827	42,000	January 2026(6)
20	MSC ATHOS(ii)	MSC	2013	8,827	42,000	February 2026(6)
21	VALOR	Evergreen	2013	8,827	41,700	April 2020
22	VALUE	Evergreen	2013	8,827	41,700	April 2020
23	VALIANT	Evergreen	2013	8,827	41,700	June 2020
24	VALENCE	Evergreen	2013	8,827	41,700	July 2020
25	VANTAGE	Evergreen	2013	8,827	41,700	September 2020
26	NAVARINO	PIL	2010	8,531	(*)	February 2019
27	MAERSK KLEVEN	Maersk	1996	8,044	17,500	April 2021
28	MAERSK KOTKA	Maersk	1996	8,044	17,500	April 2021
29	MAERSK KOWLOON	Maersk	2005	7,471	16,000	June 2022
30	MAERSK KAWASAKI	Maersk	1997	7,403	12,100	March 2019
31	KURE	COSCO	1996	7,403	16,350	April 2019
32	KOKURA (ex. NILEDUTCH PANTHER)	CMA CGM	1997	7,403	11,000	January 2019
33	MSC METHONI	MSC	2003	6,724	29,000	September 2021
34	YORK (ex. SEALAND NEW YORK)	MSC	2000	6,648	11,450	October 2019
35	MAERSK KOBE	Maersk	2000	6,648	16,000	February 2019
36	SEALAND WASHINGTON	Maersk	2000	6,648	(*)	March 2022(7)
37	SEALAND MICHIGAN	Maersk	2000	6,648	(*)	March 2022(7)
38	SEALAND ILLINOIS	Maersk	2000	6,648	(*)	March 2022(7)
39	MAERSK KOLKATA	Maersk	2003	6,644	26,100	March 2022(8)
40	MAERSK KINGSTON	Maersk	2003	6,644	26,100	March 2022(8)
41	MAERSK KALAMATA	Maersk	2003	6,644	26,100	March 2022(8)
42	VENETIKO	Hapag Lloyd	2003	5,928	9,750	June 2019
43	ENSENADA (i)	ONE	2001	5,576	9,150	April 2019(9)
44	ZIM NEW YORK	ZIM	2002	4,992	12,650	September 2019(10)
45	ZIM SHANGHAI	ZIM	2002	4,992	12,650	September 2019(10)
46	PIRAEUS	(*)	2004	4,992	(*)	February 2019
47	LEONIDIO(ii)	Maersk	2014	4,957	14,200	December 2024
48	KYPARISSIA(ii)	Maersk	2014	4,957	14,200	November 2024
49	MEGALOPOLIS	Maersk	2013	4,957	(*)	July 2025
50	MARATHOPOLIS	Maersk	2013	4.957	(*)	July 2025
51	OAKLAND EXPRESS	Hapag Lloyd	2000	4,890	10,000	November 2019(11)
52	HALIFAX EXPRESS	Hapag Lloyd	2000	4,890	10,000	October 2020(12)
53	SINGAPORE EXPRESS	Hapag Lloyd	2000	4,890	10,000	July 2020(13)
54	ULSAN	Maersk	2002	4,132	10,900	February 2019
55	POLAR ARGENTINA(i)(ii)	Maersk	2018	3,800	19,700	October 2024
56	POLAR BRASIL(i)(ii)	Maersk	2018	3,800	19,700	January 2025
57	LAKONIA	-	2004	2,586	-	Preparations for Drydock
58	CMA CGM L’ETOILE	CMA CGM	2005	2,556	12,250	March 2019
59	ELAFONISOS(i)	MSC	1999	2,526	(*)	February 2019
60	AREOPOLIS	Evergreen	2000	2,474	9,850	February 2019
61	MONEMVASIA(i)	Maersk	1998	2,472	9,250	November 2021
62	MESSINI	Evergreen	1997	2,458	10,600	February 2019
63	MSC REUNION	MSC	1992	2,024	8,550	August 2019
64	MSC NAMIBIA II	MSC	1991	2,023	9,170	July 2019
65	MSC SIERRA II	MSC	1991	2,023	9,170	June 2019
66	MSC PYLOS	MSC	1991	2,020	6,800	February 2019
67	NEAPOLIS	Evergreen	2000	1,645	7,100	June 2019(14)
68	ARKADIA(i)	Evergreen	2001	1,550	9,800	April 2019
69	PROSPER	Evergreen	1996	1,504	6,975	May 2019 (15)
70	MICHIGAN	MSC	2008	1,300	7,200	September 2019
71	TRADER	-	2008	1,300	-	-
72	ZAGORA	MSC	1995	1,162	7,800	May 2019
73	LUEBECK	MSC	2001	1,078	6,200	January 2020 (16)

Newbuilds

	Vessel Name	Shipyard	Capacity (TEU)	Charterer	Expected Delivery(17)
1	YZJ2015-2057	Jiangsu Yangzijiang Shipbuilding Group	12,690	Yang Ming	Q2 2020
2	YZJ2015-2058	Jiangsu Yangzijiang Shipbuilding Group	12,690	Yang Ming	Q3 2020
3	YZJ2015-2059	Jiangsu Yangzijiang Shipbuilding Group	12,690	Yang Ming	Q3 2020
4	YZJ2015-2060	Jiangsu Yangzijiang Shipbuilding Group	12,690	Yang Ming	Q2 2021
5	YZJ2015-2061	Jiangsu Yangzijiang Shipbuilding Group	12,690	Yang Ming	Q2 2021

(1) Daily charter rates are gross, unless stated otherwise.

(2) Charter terms and expiration dates are based on the earliest date charters could expire. Amounts set out for current daily charter rate are the amounts contained in the charter contracts.

(3) This charter rate will be earned by Cape Sounio from March 15, 2019. Until then the daily charter rate will be $30,700.

(4) This charter rate will be earned by Cape Artemisio from May 12, 2019. Until then the daily charter rate will be $27,000.

(5) Following scrubbers’ installation, the daily rate will be increased from the current daily rate of $43,000 until the original earliest redelivery dates of the vessels (December 2, 2023-MSC Azov, February 1, 2024-MSC Ajaccio and March 16, 2024-MSC Amalfi). The charters will also be extended for 3 years.

(6) Following scrubbers’ installation, the daily rate will be increased from the current daily rate of $42,000 until the original earliest redelivery dates of the vessels (January 29, 2023-MSC Athens and February 24, 2023-MSC Athos). The charters will also be extended for 3 years.

(7) The daily rate for Sealand Washington, Sealand Michigan and Sealand Illinois will be a fixed rate until March 1, 2019. From March 1, 2019, the daily rate will be a base rate, adjusted pursuant to the terms of a profit/loss sharing mechanism based on market conditions until expiry of the charter.

(8) This charter rate will be earned by Maersk Kolkata, Maersk Kingston and Maersk Kalamata until November 14, 2019, February 28, 2020 and April 12, 2020, respectively. From the aforementioned dates, the daily rate for each of the three vessels, will be a base rate, adjusted pursuant to the terms of a profit/loss sharing mechanism based on market conditions until expiry of the charter.

(9) This charter rate will be earned by Ensenada from February 21, 2019. Until then the daily charter rate will be $16,000.

(10) The amounts in the table reflect the current charter terms, giving effect to our agreement with Zim under its 2014 restructuring plan. Based on this agreement, we have been granted charter extensions and have been issued equity securities representing 1.2% of Zim’s equity and approximately $8.2 million in interest bearing notes maturing in 2023. In May 2018, the Company exercised its option to extend the charters of Zim New York and Zim Shanghai for a one year period at market rate plus $1,100 per day per vessel while the notes remain outstanding. The rate for this fourth optional year has been determined at $12,650 per day.

(11) This charter rate will be earned by Oakland Express from February 1, 2019. Until then the daily charter rate will be $8,800.

(12) This charter rate will be earned by Halifax Express from February 1, 2019. Until then the daily charter rate will be $8,800.

(13) This charter rate will be earned by Singapore Express from February 1, 2019. Until then the daily charter rate will be $8,800.

(14) This charter rate will be earned by Neapolis from February 14, 2019. Until then the daily charter rate will be $10,700.

(15) This charter rate will be earned by Prosper from January 28, 2019. Until then the daily charter rate will be $10,100.

(16) This charter rate will be earned by Luebeck from February 19, 2019. Until then the daily charter rate will be $6,500.

(17) Based on latest shipyard construction schedule, subject to change.

(i) Denotes vessels acquired pursuant to the Framework Deed. The Company holds an equity interest ranging between 25% and 49% in each of the vessel-owning entities.

(ii) Denotes vessels subject to a sale and leaseback transaction.

(*) Denotes charterer’s identity and/or current daily charter rates and/or charter expiration dates, which are treated as confidential.

COSTAMARE INC.
Consolidated Statements of Income

	Year ended December 31,		Three-month period ended December 31,
(Expressed in thousands of U.S. dollars, except share and per share amounts)	2017	2018	2017	2018

REVENUES:
Voyage revenue	$412,433	$380,397	$100,618	$106,153

EXPENSES:
Voyage expenses	(2,649)	(5,847)	(624)	(953)
Voyage expenses – related parties	(3,093)	(3,201)	(754)	(861)
Vessels' operating expenses	(103,799)	(110,571)	(26,924)	(30,345)
General and administrative expenses	(5,651)	(5,408)	(1,330)	(1,328)
Management fees - related parties	(18,693)	(19,533)	(4,338)	(4,984)
Non-cash general and administrative expenses and non-cash other items	(3,866)	(3,755)	(864)	(657)
Amortization of dry-docking and special survey costs	(7,627)	(7,290)	(1,847)	(2,107)
Depreciation	(96,448)	(96,261)	(23,771)	(26,495)
Amortization of prepaid lease rentals, net	(8,429)	(8,150)	(2,054)	(2,055)
Loss on sale / disposal of vessels	(4,856)	(3,071)	-	(291)
Loss on asset held for sale	(2,379)	(101)	(2,379)	(101)
Vessels’ impairment loss	(17,959)	-	(17,959)	-
Foreign exchange gains / (losses)	31	(51)	(1)	(35)
Operating income	$137,015	$117,158	$17,773	$35,941

OTHER INCOME / (EXPENSES):
Interest income	$2,643	$3,454	$774	$820
Interest and finance costs	(69,840)	(63,992)	(16,540)	(19,744)
Swap breakage cost	-	(1,234)	-	-
Equity gain on investments	3,381	12,051	849	2,937
Other	593	350	48	119
Loss on derivative instruments	(916)	(548)	(234)	(341)
Total other income / (expenses)	$(64,139)	$(49,919)	$(15,103)	$(16,209)
Net Income	$72,876	$67,239	$2,670	$19,732
Earnings allocated to Preferred Stock	(21,063)	(30,503)	(5,266)	(7,817)
Net Income / (Loss) available to common stockholders	$51,813	$36,736	$(2,596)	$11,915

Earnings / (Losses) per common share, basic and diluted	$0.52	$0.33	$(0.02)	$0.11
Weighted average number of shares, basic and diluted	100,527,907	110,395,134	107,661,705	111,951,107

COSTAMARE INC.
Consolidated Balance Sheets

	As of December 31,	As of December 31,
(Expressed in thousands of U.S. dollars)	2017	2018
ASSETS		(Unaudited)
CURRENT ASSETS:
Cash and cash equivalents	$178,986	$113,714
Restricted cash	7,238	5,600
Accounts receivable	1,324	5,625
Inventories	9,662	11,020
Due from related parties	5,273	4,681
Fair value of derivatives	112	3,514
Insurance claims receivable	2,091	6,476
Prepaid lease rentals	8,752	8,752
Asset held for sale	7,315	4,838
Accrued charter revenue	185	-
Time charter assumed	-	190
Prepayments and other	5,697	6,358
Total current assets	$226,635	$170,768
FIXED ASSETS, NET:
Capital leased assets	$415,665	$401,901
Vessels and advances, net	1,579,509	2,206,786
Total fixed assets, net	$1,995,174	$2,608,687
NON-CURRENT ASSETS:
Equity method investments	$161,897	$131,082
Prepaid lease rentals, non-current	42,918	34,167
Deferred charges, net	15,429	26,250
Accounts receivable, non-current	1,800	17,789
Restricted cash	32,661	47,177
Fair value of derivatives, non-current	4,358	3,727
Time charter assumed, non-current	-	1,222
Other non-current assets	9,426	9,942
Total assets	$2,490,298	$3,050,811
LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt	$206,318	$149,162
Accounts payable	6,314	8,586
Due to related parties	203	196
Capital lease obligations	32,874	34,299
Accrued liabilities	10,755	17,624
Unearned revenue	15,310	12,432
Fair value of derivatives	3,307	-
Other current liabilities	1,627	2,370
Total current liabilities	$276,708	$224,669
NON-CURRENT LIABILITIES
Long-term debt, net of current portion	$644,662	$1,159,244
Capital lease obligations, net of current portion	339,332	305,033
Unearned revenue, net of current portion	11,057	4,741
Total non-current liabilities	$995,051	$1,469,018
COMMITMENTS AND CONTINGENCIES
STOCKHOLDERS’ EQUITY:
Preferred stock	$-	$-
Common stock	11	11
Additional paid-in capital	1,175,774	1,313,840
Retained earnings	43,723	38,734
Accumulated other comprehensive loss	(969)	4,539
Total stockholders’ equity	$1,218,539	$1,357,124
Total liabilities and stockholders’ equity	$2,490,298	$3,050,811

Financial Summary

	Year ended December 31,		Three-month period ended December 31,
(Expressed in thousands of U.S. dollars, except share and per share data):	2017	2018	2017	2018

Voyage revenue	$412,433	$380,397	$100,618	$106,153
Accrued charter revenue (1)	$(11,204)	$(7,294)	$(2,752)	$(2,263)
Amortization of time-charter assumed	-	$26	-	$26
Voyage revenue adjusted on a cash basis (2)	$401,229	$373,129	$97,866	$103,916

Adjusted Net Income available to common stockholders (3)	$76,933	$46,857	$18,408	$13,259
Weighted Average number of shares	100,527,907	110,395,134	107,661,705	111,951,107
Adjusted Earnings per share (3)	$0.77	$0.42	$0.17	$0.12

Net Income	$72,876	$67,239	$2,670	$19,732
Net Income /(Loss) available to common stockholders	$51,813	$36,736	$(2,596)	$11,915
Weighted Average number of shares	100,527,907	110,395,134	107,661,705	111,951,107
Earnings / (Losses) per share	$0.52	$0.33	$(0.02)	$0.11

(1) Accrued charter revenue represents the difference between cash received during the period and revenue recognized on a straight-line basis. In the early years of a charter with escalating charter rates, voyage revenue will exceed cash received during the period and during the last years of such charter cash received will exceed revenue recognized on a straight-line basis.
(2) Voyage revenue adjusted on a cash basis represents Voyage revenue after adjusting for non-cash "Accrued charter revenue" recorded under charters with escalating charter rates. However, Voyage revenue adjusted on a cash basis is not a recognized measurement under U.S. generally accepted accounting principles ("GAAP"). We believe that the presentation of Voyage revenue adjusted on a cash basis is useful to investors because it presents the charter revenue for the relevant period based on the then current daily charter rates. The increases or decreases in daily charter rates under our charter party agreements are described in the notes to the "Fleet List" below.
(3) Adjusted Net Income available to common stockholders and Adjusted Earnings per Share are non-GAAP measures. Refer to the reconciliation of Net Income to Adjusted Net Income.

Non-GAAP Measures

The Company reports its financial results in accordance with U.S. GAAP. However, management believes that certain non-GAAP financial measures used in managing the business may provide users of these financial measures additional meaningful comparisons between current results and results in prior operating periods. Management believes that these non-GAAP financial measures can provide additional meaningful reflection of underlying trends of the business because they provide a comparison of historical information that excludes certain items that impact the overall comparability. Management also uses these non-GAAP financial measures in making financial, operating and planning decisions and in evaluating the Company's performance. The tables below set out supplemental financial data and corresponding reconciliations to GAAP financial measures for the three months and the years ended December 31, 2018 and 2017. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, voyage revenue or net income as determined in accordance with GAAP. Non-GAAP financial measures include (i) Voyage revenue adjusted on a cash basis (reconciled above), (ii) Adjusted Net Income available to common stockholders and (iii) Adjusted Earnings per Share.

Reconciliation of Net Income to Adjusted Net Income available to common stockholders and Adjusted Earnings per Share

	Year ended December 31,		Three-month period ended December 31,
(Expressed in thousands of U.S. dollars, except share and per share data)	2017	2018	2017	2018

Net Income	$72,876	$67,239	$2,670	$19,732
Earnings allocated to Preferred Stock	(21,063)	(30,503)	(5,266)	(7,817)
Net Income / (Loss) available to common stockholders	51,813	36,736	(2,596)	11,915
Accrued charter revenue	(11,204)	(7,294)	(2,752)	(2,263)
General and administrative expenses – non-cash component	3,866	3,755	864	657
Amortization of prepaid lease rentals, net	8,429	8,150	2,054	2,055
Amortization of Time charter assumed	-	26	-	26
Realized (Gain) / loss on Euro/USD forward contracts (1)	(765)	97	(83)	-
Loss on sale / disposals of vessels	4,856	3,071	-	291
Swaps’ breakage costs	-	1,234	-	-
Loss on vessel held for sale	2,379	101	2,379	101
Vessels’ impairment loss	17,959	-	17,959	-
Vessel impairment loss by a jointly owned company with York included in equity (gain) / loss on investments	896	-	896	-
Loss on sale / disposal of vessel by a jointly owned company with York included in equity (gain) / loss on investments	-	707	-	43
Loss on asset held for sale by a jointly owned company with York included in equity gain on investments	-	112	-	112
(Gain) / loss on derivative instruments, excluding interest accrued and realized on non-hedging derivative instruments (1)	(1,296)	162	(313)	322
Adjusted Net Income available to common stockholders	$76,933	$46,857	$18,408	$13,259
Adjusted Earnings per Share	$0.77	$0.42	$0.17	$0.12
Weighted average number of shares	100,527,907	110,395,134	107,661,705	111,951,107

Adjusted Net Income available to common stockholders and Adjusted Earnings per Share represent Net Income after earnings allocated to preferred stock, but before non-cash "Accrued charter revenue" recorded under charters with escalating charter rates, realized (gain) / loss on Euro/USD forward contracts, loss on sale / disposal of vessels, loss on vessel held for sale, loss on sale / disposal of vessel by a jointly owned company with York included in equity gain on investments, loss on asset held for sale by a jointly owned company with York included in equity gain on investments, swaps’ breakage costs, non-cash general and administrative expenses and non-cash other items, amortization of prepaid lease rentals, amortization of time charter assumed, net and non-cash changes in fair value of derivatives. "Accrued charter revenue" is attributed to the timing difference between the revenue recognition and the cash collection. However, Adjusted Net Income available to common stockholders and Adjusted Earnings per Share are not recognized measurements under U.S. GAAP. We believe that the presentation of Adjusted Net Income available to common stockholders and Adjusted Earnings per Share are useful to investors because they are frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. We also believe that Adjusted Net Income available to common stockholders and Adjusted Earnings per Share are useful in evaluating our ability to service additional debt and make capital expenditures. In addition, we believe that Adjusted Net Income available to common stockholders and Adjusted Earnings per Share are useful in evaluating our operating performance and liquidity position compared to that of other companies in our industry because the calculation of Adjusted Net Income available to common stockholders and Adjusted Earnings per Share generally eliminates the effects of the accounting effects of capital expenditures and acquisitions, certain hedging instruments and other accounting treatments, items which may vary for different companies for reasons unrelated to overall operating performance and liquidity. In evaluating Adjusted Net Income available to common stockholders and Adjusted Earnings per Share, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. Our presentation of Adjusted Net Income available to common stockholders and Adjusted Earnings per Share should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items.
(1) Items to consider for comparability include gains and charges. Gains positively impacting Net Income available to common stockholders are reflected as deductions to Adjusted Net Income available to common stockholders. Charges negatively impacting Net Income available to common stockholders are reflected as increases to Adjusted Net Income available to common stockholders.